SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11) *

CONTINUCARE CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

212172100

(CUSIP Number)

Phillip Frost, M.D., 4400 Biscayne Boulevard, Miami, FL 33137 (305) 575-6512

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

Phillip Frost, M.D.
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

N/A
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person	7) Sole Voting Power

465,000
8) Shared Voting Power

23,929,801
9) Sole Dispositive Power

465,000
10) Shared Dispositive Power

23,929,801

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

24,394,801
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)

34.8%
14)	Type of Reporting Person (See Instructions)

IN

1)	Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

FROST GAMMA INVESTMENTS TRUST #46-0464745
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

WC
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization

Florida

Number of Shares Beneficially Owned by Each Reporting Person	7) Sole Voting Power

0
8) Shared Voting Power

23,110,488
9) Sole Dispositive Power

0
10) Shared Dispositive Power

23,110,488

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

23,110,488
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)

33.0%
14)	Type of Reporting Person (See Instructions)

OO

1)	Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

FROST NEVADA INVESTMENTS TRUST #59-2749083
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

N/A
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization

Florida

Number of Shares Beneficially Owned by Each Reporting Person	7) Sole Voting Power

0
8) Shared Voting Power

819,313
9) Sole Dispositive Power

0
10) Shared Dispositive Power

819,313

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

819,313
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)

1.2%
14)	Type of Reporting Person (See Instructions)

OO

Item 1.	Security and Issuer

This Amendment No. 11 to the original Schedule 13D previously filed by Phillip Frost, M.D., Frost Gamma Investments Trust (the “Gamma Trust”) and Frost Nevada Investments Trust (the “Nevada Trust”) (collectively, referred to as the “Reporting Persons”), with respect to ownership of the Common Stock, par value $0.0001 per share, of Continucare Corporation, a Florida corporation (“Issuer”). The principal executive offices of the Issuer are located at 7200 Corporate Center Drive, Suite 600, Miami, Florida 33126.

Item 2.	Identity and Background

Item 2 is amended as follows:

Dr. Frost’s principal occupation is now Chairman and Chief Executive officer of Opko Health, Inc., a Delaware corporation.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented as follows:

The aggregate purchase price of the 1,790,000 shares of Common Stock of the Issuer purchased by the Gamma Trust from a third party in a private placement transaction reported in this Amendment No. 11 was $4,475,000. The source of funds used by the Gamma Trust in making these purchases was working capital.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended in its entirety and restated as follows:

Name	Amount of Shares Beneficially Owned		Percentage Class (1)
Phillip Frost, M.D.	24,394,801		34.8	%(1)

Frost Gamma Investments Trust	23,110,488	(2)	33.0%

Frost Nevada Investments Trust	819,313	(3)	1.2%

(1)	Based on 70,043,086 shares of the Issuer’s Common Stock outstanding as of June 30, 2007, as confirmed by the Issuer, and assumes the conversion by Dr. Frost of 65,000 stock options to purchase shares of the Issuer’s Common Stock currently exercisable or which may become exercisable in the next sixty days.
(2)	These securities are held by the Gamma Trust, of which Dr. Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. 1,790,000 of these securities were acquired on July 30, 2007 in a private placement transaction from a third party for $4,475,000 in cash, or $2.50 per share.
(3)	These securities are held by the Nevada Trust, of which Dr. Frost is the trustee and Frost-Nevada Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.

Except as described herein or in the Original Schedule 13D, none of the Reporting Persons has engaged in any transaction involving any of the securities of the Issuer during the past sixty days.

Item 7.	Material to be Filed as Exhibits

1. Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ PHILLIP FROST, M.D.
PHILLIP FROST, M.D.

FROST NEVADA INVESTMENTS TRUST

/s/ PHILLIP FROST, M.D.
PHILLIP FROST, M.D.
Trustee

FROST GAMMA INVESTMENTS TRUST

/s/ PHILLIP FROST, M.D.
PHILLIP FROST, M.D.
Trustee

Dated: August 6, 2007

EXHIBIT 1

The undersigned hereby agree that this Amendment No. 11 to Schedule 13D filed by us with respect to the Common Stock, $.0001 par value, of Continucare Corporation is filed on behalf of each of us.

/s/ PHILLIP FROST, M.D.
PHILLIP FROST, M.D.

FROST NEVADA INVESTMENTS TRUST

/s/ PHILLIP FROST, M.D.
PHILLIP FROST, M.D.
Trustee

FROST GAMMA INVESTMENTS TRUST

/s/ PHILLIP FROST, M.D.
PHILLIP FROST, M.D.
Trustee

Dated: August 6, 2007